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June 10, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Trust
File No. 333-92935
Request for Withdrawal of Amendments

Gentlemen/Madam:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), iShares Trust (the “Trust”) hereby requests the withdrawal of the Trust’s post-effective amendments filed with respect to:

iShares MSCI Russia Capped Index Fund (the “Fund”)

Series Identifier: S0000 28682

The Trust filed the following post-effective amendments relating to the Fund on the dates shown:

485APOS	January 29, 2010
485BXT	April 13, 2010
485BXT	May 12, 2010

Each of the filings listed included a prospectus relating exclusively to the Fund. The Trust made the filing on January 29 for the purpose of adding the Fund as a new series of the Trust. The two additional filings were made for the purpose of delaying the automatic effectiveness date of the amendment. As of the last filing shown, the amendment was scheduled to become effective on June 11, 2010.

Subsequent to these filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with this offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By:	/s/ Eilleen M. Clavere
Eilleen M. Clavere
Secretary